Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

November 2, 2016

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. White:

This correspondence is both a transmittal letter and a response letter.  It is being filed with the definitive proxy statement on Schedule 14A, as well as in response to your oral comments and suggestions of October 26, 2016, to the Trust’s Preliminary Proxy Statement on Schedule 14A filed on behalf of its series, the TorrayResolute Small/Mid Cap Growth Fund (the “Fund”).  The Preliminary Proxy Statement was filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, for the purpose of soliciting shareholders of the Fund to approve a new investment advisory agreement between the Trust, on behalf of the Fund, and Torray LLC (“Torray”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

The Trust’s responses to your comments are as follows:

Questions and Answers

1.	Please confirm that the Trust, the investment adviser and their management are responsible for the accuracy and adequacy of the materials presented in the Proxy Statement.

The Trust acknowledges that it, the Fund’s investment adviser, and their management are responsible for the accuracy and adequacy of the disclosures in the Proxy Statement, notwithstanding any review, comments, action or absence of action by the staff.

2.	The staff requests that the Trust provide a cover letter to be filed with future proxy statements.

The Trust responds, supplementally, that it will comply with the staff’s request.

3.	Please confirm whether Torray will change the name of the TorrayResolute Small/Mid Cap Growth Fund after shareholders of the Fund approve a new investment advisory agreement between the Trust, on behalf of the Fund, and Torray and Torray dissolves TorrayResolute, LLC as a legal entity.

The Trust responds that Torray has indicated that they intend to make no changes to the name of the Fund after shareholder approval and the dissolution of TorrayResolute, LLC.

4.	As required by item 22(c)(10) of Schedule 14A, you note that Torray acts as investment adviser with respect to other funds having a similar investment objective, and you’ve identified and stated the size of such other funds and the rate of Torray's compensation. Please also indicate for any fund identified whether Torray has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract. Please furnish your response in tabular form.

The Trust responds by deleting the second paragraph on page 3, and replacing it with the following:

“Other than the Fund, Torray currently advises or sub-advises other registered funds with a similar investment objective as the Fund, as follows:

Fund	Net Assets Managed as of September 30, 2016	Annual Advisory or Subadvisory Fee Rate	Applicable Fee Waiver or Expense Reimbursement
Torray Fund (adviser)	$418 million	1.0 0%	None
Transamerica Concentrated Growth Fund (sub-adviser)	$256 million	0.25% of the first $150 million; 0.22% over $150 million up to $650 million; 0.20% over $650 million up to $1.5 billion; 0.175% in excess of $1.15 billion	None
Transamerica Torray Concentrated Growth VP (sub-adviser)	$217 million	0.25% of the first $150 million; 0.22% over $150 million up to $650 million; 0.20% over $650 million up to $1.5 billion; 0.175% in excess of $1.15 billion	None

5.	Please disclose the other alternatives the Board might take if shareholders of the Fund do not approve the New Investment Advisory Agreement.

The Trust responds by modifying the disclosure as follows:  “If the shareholders of the Fund do not approve the New Investment Advisory Agreement, the Board will consider other alternatives to the New Investment Advisory Agreement, including the identification of a new investment adviser, or the possible liquidation of the Fund.

6.	Within the Section 15(f) of the 1940 Act section, please consider revising the disclosure in the middle of the first paragraph to state that Torray may request recoupment of previously waived fees and paid expenses from the Fund for three fiscal years at the time of the waiver and recoupment, subject to the Expense Cap.

The Trust responds by modifying the disclosure to state: “Torray may request recoupment from the Fund of previously waived fees and paid Fund expenses ~~from the Fund~~ made in the prior ~~for~~ three fiscal years ~~from the date they were paid~~, subject to the Expense Cap in effect at the time of the waiver and payment and in effect at the time of recoupment.”

7.	As required by item 22(c)(1)(iii) of Schedule 14A, please state the aggregate amount of the investment adviser’s fee paid by the Fund during the last fiscal year of the Fund.

The Trust responds by adding the following disclosure to the Management Fee subsection on page 5: “As a result of the operating expenses limitation agreement between the Trust and TorrayResolute, TorrayResolute did not receive a management fee for either the fiscal year ended December 31, 2015 or the first six months of 2016.”

8.	On page A-8 of Exhibit A, please reconcile the disclosure in Section 5(c) to the comment made earlier about page 4 related to the recoupment of previously waived fees and paid expenses from the Fund.

The Trust responds by modifying the disclosure to state:  “Any such reductions made by the Adviser in its fees ~~or~~ and payment of expenses which are a Fund’s obligation are subject to reimbursement by the Fund to the Adviser for a period of three fiscal years following the end of the fiscal year in which such reduction ~~or~~ and payment was accrued, if so requested by the Adviser, if the aggregate amount actually paid by the Fund toward the operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses in effect at both the time of the reduction and payment and at the time of reimbursement.  Such reimbursement may not be paid prior to a Fund’s payment of current ordinary operating expenses.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:     Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.